UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of September 2013

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Entry into a Material Definitive Agreement

As previously reported on a Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2010, Sify Technologies Limited (the “Company”) entered into a subscription agreement, dated as of October 22, 2010, with Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers (the “Subscription Agreement”). The purchasers are entities and affiliates of Raju Vegesna, the Chairman and Managing Director of the Company.

The Subscription Agreement provided for the issuance of 125,000,000 of the Company’s equity shares, par value Rs. 10 per share (the “Equity Shares”). Pursuant to the Subscription Agreement and in accordance with Indian law, the subscription price for the Equity Shares issuable pursuant to the Subscription Agreement was to be paid by the purchasers in installments, as determined by the Board of Directors (the “Board”) of the Company, on or prior to September 26, 2011. As previously reported on Form 6-K filed with the SEC on September 8, 2011, the parties entered into an amendment to the Subscription Agreement extending the draw down period to September 26, 2013.

On August 21, 2013, the parties entered into another amendment to the Subscription Agreement (“Amendment 2”). Amendment 2 removes the current September 2013 deadline to call the balance under the Subscription Agreement, leaving such funds available for draw by the Board at such time as it determines the funds are needed. In addition, the Board has called INR 30 crores (U.S.$ 4.68 million) of capital under the Subscription Agreement on August 21, 2013. A balance of INR120 crores (U.S.$ 18.72 million) will remain available under the Subscription Agreement.

A copy of Amendment 2 is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of Amendment 2 is a summary only and is subject to, and qualified in its entirety by, such exhibit. A copy of a press release dated August 28, 2013 announcing Amendment 2, and the Board’s call of INR 30 crores and the intended use of proceeds is attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2013

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Second Amendment to Subscription Agreement, dated August 21, 2013 by and between Sify Technologies Limited and Ananda Raju Vegesna
99.2	Press release dated August 28, 2013